Exhibit 99.1
Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100020, People’s Republic of China
NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 29, 2011
Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual General Meeting of
Shareholders to be Held on July 29, 2011
This Notice is to inform you that the 2011 annual general meeting of shareholders of Ku6 Media Co., Ltd. (“Ku6” or the “Company”), a Cayman Islands company, is being held on July 29, 2011 and the proxy materials for such meeting are available on the Internet.
This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.
The proxy statement (the “Proxy Statement”) and the 2010 Annual Report is available at http://ir.ku6.com/irwebsite/index.php.
If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that the 2011 annual general meeting of shareholders of the Company will be held on July 29, 2011 at 10:00 a.m., Beijing time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and for any adjournment thereof (the “2011 AGM”) for the following purposes:
1.	To elect Tianqiao Chen to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.
(Proposal No. 1)
2.	To elect Danian Chen to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.
(Proposal No. 2)
3.	To elect Grace Wu to hold office until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.
(Proposal No. 3)
4.	To elect Haifa Zhu to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.
(Proposal No. 4)
5.	To elect Haibin Qu to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.
(Proposal No. 5)
6.	To elect Bruno Wu to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.
(Proposal No. 6)
7.	To elect Wenwen Niu to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.
(Proposal No. 7)
8.	To elect Tongyu Zhou to hold office until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.
(Proposal No. 8)
9.	To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorisation of the Board of Directors of the Company to fix the auditor’s remuneration.
(Proposal No. 9)
10.	To transact such other business as may properly come before the 2011 AGM or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement. You may access the proxy statement at http://ir.ku6.com/irwebsite/index.php.
You should vote by either attending the 2011 AGM in person or by mailing the enclosed Proxy Card to us as instructed therein. The enclosed Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China, as soon as possible to ensure receipt by us before July 29, 2011.
If you prefer a paper or email copy of the proxy materials, you may request one by sending an email to or calling Matthew Zhao, Investor Relations Officer, at IR@ku6.com.cn or +86 10 5758 6818. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2011 AGM or (2) receive email copies for all future meetings or only for the 2011 AGM.

Holders of record of our ordinary shares at the close of business on July 11, 2011 are entitled to vote at the 2011 AGM and any adjournment thereof, and are encouraged and cordially invited to attend the 2011 AGM.

FOR THE BOARD OF DIRECTORS

Bruno Wu
Chairman of the Board of Directors
Beijing, China
July 13, 2011
YOUR VOTE IS IMPORTANT